SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549
                                  ______________

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 2
                                (Final Amendment)

                               IIC INDUSTRIES INC.
                              (Name of the Issuer)

                               CP HOLDINGS LIMITED
                             KENYON PHILLIPS LIMITED
                        KENYON PHILLIPS ACQUISITION, LLC
                              SIR BERNARD SCHREIER
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                                   449-628-205
                      (CUSIP Number of Class of Securities)

                                 MR. PAUL FILER
                     Executive Director, CP Holdings Limited
                                 Otterspool Way
                                 Watford By-Pass
                             Watford, Hertfordshire
                            United Kingdom, WD25 8JP
                               011-44-1923-250500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                          ____________________________
                                   Copies to:
                              THOMAS J. PLOTZ, ESQ.
                                Shaw Pittman LLP
                               2300 N Street, N.W.
                             Washington, D.C.  20037
                                 (202) 663-8000
                          ____________________________

This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A tender offer.
     d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the Transaction: [x]


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     This Amendment No. 2 (the "Final Amendment") is being filed as the Final
Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on February 12, 2002, as amended (the "Schedule 13E-3"), and is being filed by:
(1) IIC Industries Inc., a Delaware corporation ("the Company"), the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (2) CP Holdings Limited, a corporation formed under the laws of the United Kingdom ("CP"), (3) Kenyon Phillips Limited, a corporation formed under the laws of the United Kingdom ("KPL"), (4) Kenyon Phillips Acquisition, LLC, a Delaware limited liability company ("KPA"), and (5) Sir Bernard Schreier, an individual. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as previously amended.

     This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation of the merger (the "Merger") of the Company with and into KPA, as contemplated by the Agreement and Plan of Merger, dated as of February 27, 2002, by and among CP, KPL, KPA and the Company (the "Merger Agreement").

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 11(a) is hereby supplemented by the following:

     "On March 27, 2002, the Stockholders of the Company approved the Merger at a meeting of stockholders called for that purpose and the Merger became effective upon the filing of articles of merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger, each share of the Company's common stock, other than any shares held by KPA or by stockholders who dissented from the Merger and properly perfected their right of appraisal, converted into the right to receive a net cash payment of $10.50.

     On March 27, 2002, the Company filed a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the shares of the Company's common stock, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act."

ITEM 15.  ADDITIONAL INFORMATION.

     Item 15 is hereby supplemented by the following:

     "On March 12, 2002, Richard S. Gesoff, a purported stockholder of the Company, filed a complaint in the Delaware Chancery Court alleging that the valuation of the Company's common stock of $10.50 per share is defective and that the Merger is procedurally unfair. The plaintiff seeks damages and rescission of the Merger and certification of the lawsuit as a class action. Additionally, on May 2, 2002, Cede & Co., as record holder of shares held for the benefit of Richard S. Gesoff, filed a petition for appraisal of stock in the Delaware Chancery Court, exercising its rights of appraisal under 8 Del. C. Sec.
262.  Each of these actions is currently pending."



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                                    SIGNATURE


     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2002
                                           CP HOLDINGS LIMITED

                                               By:  /s/ Sir Bernard Schreier
                                                    ----------------------------
                                                    Name:   Sir Bernard Schreier
                                                    Title:  Chairman


                                           KENYON PHILLIPS LIMITED

                                               By:  /s/ Sir Bernard Schreier
                                                    ---------------------------
                                                    Name:  Sir Bernard Schreier
                                                    Title: Director


                                           KENYON PHILLIPS ACQUISITION, LLC
                                           (on its own behalf and as
                                            successor-in-interest by
                                            merger to IIC Industries Inc.)

                                               By:  /s/ Paul Filer
                                                    ----------------------
                                                    Name:  Paul Filer
                                                    Title: President


                                             /s/ Sir Bernard Schreier
                                           -------------------------------
                                           Name:  Sir Bernard Schreier,
                                           in his individual capacity


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